Exhibit 2

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

September 30, 2018

Forward-looking statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; possibility of adverse impacts resulting from the termination of the purchase agreement with Qualcomm; the disruption from the termination of the proposed transaction making it more difficult to maintain business and operational relationships; the diversion of management’s or employees’ attention from ongoing business operations as a result of the termination of the proposed transaction; the ability to successfully execute NXP’s share repurchase program, which may be suspended or discontinued at any time; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know, what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This interim Management’s Discussion and Analysis should be read in conjunction with the MD&A in our Annual Report on Form 20-F for the year ended December 31, 2017. The various sections of this MD&A contain a number of forward-looking statements that involve a number of risks and uncertainties, including any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, uncertain events or assumptions, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in “Risk Factors” in Part I, Item 3D of our Annual Report on Form 20-F, and as may be updated in our subsequent Quarterly Reports on Form 6-K. Our actual results may differ materially, and these forward-looking statements do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that had not been completed as of November 1, 2018.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and, up to February 6, 2017, Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is NXP USA, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 895 2000.

On September 19, 2018, NXP B.V., together with NXP Funding LLC, entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion of term loans (the “Term Loans”) were borrowed. The Term Loans mature 364 days following the closing date of September 19, 2018 and bear interest at a LIBOR rate plus an applicable margin of 1.5 percent. NXP used the net proceeds of the Term Loans for general corporate purposes as well as to finance parts of the announced equity buy-back program.

On September 10, 2018, NXP announced the initiation of a Quarterly Dividend Program under which the Company will pay a regular quarterly cash dividend, starting with the initial interim dividend for the third quarter of 2018 of $0.25 per ordinary share. The interim dividend was paid on October 5, 2018 to shareholders of record on September 25, 2018.

On February 20, 2018, NXP entered into an amendment (the “Purchase Agreement Amendment”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated. On April 19, 2018, Buyer and NXP entered into Amendment No. 2 (“Amendment No. 2”) to the Purchase Agreement. Under the terms of Amendment No. 2, the End Date (as defined in the Purchase Agreement), which is the date that, subject to the terms of the Purchase Agreement, either Buyer or NXP would have the right to terminate the Purchase Agreement if the Offer has not been consummated on or before such date, has been extended until July 25, 2018. Amendment No. 2 also provides that, in addition to its existing rights, NXP will be entitled to receive the $2 billion Buyer Termination Compensation (as defined in the Purchase Agreement) (a) if the Purchase Agreement is terminated in accordance with its terms for any reason (subject to certain exceptions) and, at the time of any such termination, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received, or (b) at any time after 11:59 p.m., New York City time, on July 25, 2018 if, at such time, approval by the applicable antitrust authorities in China, or in any

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jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received. In the event that NXP has received the Buyer Termination Compensation pursuant to clause (b) in the previous sentence, Buyer will be entitled to terminate the Purchase Agreement. Furthermore, Buyer and NXP have agreed to amend certain of the restrictions set forth in the Purchase Agreement related to the conduct and operations of NXP and its subsidiaries prior to the earlier of the termination of the Purchase Agreement and the closing of the Offer, including with respect to NXP’s ability to undertake acquisitions and settle litigation. On July 26, 2018, NXP received notice from Qualcomm Incorporated that Qualcomm had terminated, effective immediately, the Purchase Agreement following the inability to obtain the required approval for the transaction from the State Administration for Market Regulation (SAMR) of the People’s Republic of China prior to the End Date. On July 26, NXP received the aforementioned $2 billion Buyer Termination Compensation. On July 26, 2018, subsequent to the termination of the Purchase Agreement, the Board of Directors of NXP authorized the repurchase of an additional $5 billion of the Company’s stock. Under the program, the Company may purchase its common stock from time to time in the open market or in privately negotiated transactions. The amount and timing of the purchases will depend on a number of factors including the price and availability of shares of common stock, trading volume and general market conditions. During the nine-month period ended September 30, 2018, we have repurchased 49.3 million shares, for a total of approximately $4.6 billion.

On July 10, 2018, NXP completed the sale of its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited, receiving $127 million in cash proceeds.

On June 5, 2018, NXP completed the sale of 24% of its equity interest in WeEn to Tianjin Ruixin Semiconductor Industry Investment Centre LLP, receiving $32 million in cash proceeds. Subsequent to this sale, NXP retains a 25% equity interest in WeEn. The Company will continue to account for this investment as an equity-accounted investee.

On June 14, 2016, NXP announced an agreement to divest its Standard Products business (SP) to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.6 billion in cash proceeds, net of cash divested. For a further discussion, see Note 3 “Acquisitions and Divestments”.

Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Revenue	2,445	2,387	7,004	6,800
% nominal growth	2.4	(3.3)	3.0	(3.7)
Gross profit	1,256	1,215	3,608	3,377
Research and development	(433)	(392)	(1,297)	(1,140)
Selling, general and administrative	(252)	(292)	(742)	(821)
Amortization of acquisition-related intangible assets	(362)	(363)	(1,085)	(1,101)
Other income (expense)	2,002	(5)	2,002	1,577

Operating income (loss)	2,211	163	2,486	1,892

Q3 2018 compared to Q3 2017

In the quarter ended September 30, 2018, revenue increased 2.4% as compared to the quarter ended October 1, 2017. Gross profit increased in the third quarter of 2018 as compared to the third quarter of 2017 primarily as a result of additional revenue fall-through and lower expenses related to purchase price accounting (see below). Operating expenses in the third quarter of 2018 were at a consistent level with the third quarter of 2017, with research and development increase year on year being driven by higher investments in research and development as well as higher merger related costs and being offset by lower spend in selling, general and administrative. Other income in the third quarter of 2018 is related to the $2 billion compensation as a result of the termination of the purchase agreement between NXP and an affiliate of Qualcomm.

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YTD 2018 compared to YTD 2017

In the nine month period ended September 30, 2018, revenue increased 3.0% as compared to the nine month period ended October 1, 2017 (the latter including one month of revenue of our divested SP business). Gross profit increased in the first nine months of 2018 as compared to the first nine months of 2017 primarily as a result of improvement of our operational performance and lower expenses related to purchase price accounting (see below). Operating expenses in the first nine months of 2018 increased as compared to the first nine months of 2017 as a result of increased investments in research and development, partially offset by the reduction of the selling, general and administrative costs. Other income in the first nine months of 2018 related to the $2 billion termination compensation, whereas in the first nine months of 2017 it related to the gain on the sale of the SP business.

The table below depicts the Purchase Price Accounting (“PPA”) effects (reflecting the amortization related to the fair value adjustments resulting from the acquisition of Freescale in addition to the formation of NXP) for each of the three and nine month periods ended September 30, 2018 and October 1, 2017, respectively, per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Gross profit	(20)	(59)	(59)	(194)
Selling, general and administrative	(2)	(4)	(6)	(16)
Amortization of acquisition-related intangible assets	(362)	(363)	(1,085)	(1,101)

Operating income (loss)	(384)	(426)	(1,150)	(1,311)

Prior to February 6, 2017, NXP was organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion (or “segment”) to reconcile to the Consolidated Financial Statements.

Revenue

The following table presents revenue and revenue growth by segment for each of the three and nine month periods ended September 30, 2018 and October 1, 2017, respectively:

($ in millions, unless otherwise stated)	Q3 2018		Q3 2017 Revenue	YTD 2018		YTD 2017 Revenue
	Revenue	Growth %		Revenue	Growth %
HPMS	2,351	2.8	2,288	6,710	4.9	6,397
SP	—	—	—	—	—	118
Corporate and Other	94	(5.1)	99	294	3.2	285

Total	2,445	2.4	2,387	7,004	3.0	6,800

Q3 2018 compared to Q3 2017

Revenue increased $58 million to $2,445 million in the third quarter of 2018 compared to $2,387 million in the third quarter of 2017, a year-on-year increase of 2.4%. Revenue derived from services to Nexperia (our former SP business) to support the separation and, on a limited basis, ongoing operations, is included in Corporate and Other. As the Nexperia business develops or acquires its own foundry and packaging capabilities, our revenue from this source is expected to decline.

Our HPMS segment saw an increase in revenue of $63 million to $2,351 million in the third quarter of 2018 compared to $2,288 million in the third quarter of 2017, resulting in a 2.8% year-on-year growth. The growth in revenue was driven primarily by increased demand in Automotive and Secure Interface & Infrastructure.

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YTD 2018 compared to YTD 2017

Revenue increased $204 million to $7,004 million in the first nine months of 2018 compared to $6,800 million in the first nine months of 2017, a year-on-year increase of 3.0%. Included in the first nine months of 2017 is one month of revenue for the SP business, as the business was divested on February 6, 2017. Revenue derived from services to Nexperia (our former SP business) to support the separation and, on a limited basis, ongoing operations, is included in Corporate and Other. As the Nexperia business develops or acquires its own foundry and packaging capabilities, our revenue from this source is expected to decline.

Our HPMS segment saw an increase in revenue of $313 million to $6,710 million in the first nine months of 2018 compared to $6,397 million in the first nine months of 2017, resulting in a 4.9% year-on-year growth. The growth in revenue was driven primarily by increased demand in Automotive and Secure Connected Devices, partly offset by lower sales in Secure Interface & Infrastructure due to lower market demand over the past nine months.

Gross Profit

The following table presents gross profit by segment for each of the three and nine month periods ended September 30, 2018 and October 1, 2017, respectively:

($ in millions, unless otherwise stated)	Q3 2018		Q3 2017		YTD 2018		YTD 2017
	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	1,254	53.3	1,203	52.6	3,588	53.5	3,299	51.6
SP	—	—	—	—	—	—	45	38.1
Corporate and Other	2	2.1	12	12.1	20	6.8	33	11.6

Total	1,256	51.4	1,215	50.9	3,608	51.5	3,377	49.7

Q3 2018 compared to Q3 2017

Gross profit in the third quarter of 2018 was $1,256 million, or 51.4% of revenue compared to $1,215 million, or 50.9% of revenue in the third quarter of 2017, an increase of $41 million. This increase was driven by higher revenue as well as lower expenses related to purchase price accounting.

Our HPMS segment had a gross profit of $1,254 million, or 53.3% of revenue in the third quarter of 2018, compared to $1,203 million, or 52.6% of revenue in the third quarter of 2017. The increase in the gross profit percentage was driven by lower expenses related to purchase price accounting as well as the continued improvement of our operational performance.

YTD 2018 compared to YTD 2017

Gross profit in the first nine months of 2018 was $3,608 million, or 51.5% of revenue compared to $3,377 million, or 49.7% of revenue in the first nine months of 2017, an increase of $231 million. This increase was driven by higher revenue and the continued improvement of our operational performance, as well as lower expenses related to purchase price accounting, partly offset by the divestment of our SP business.

Our HPMS segment had a gross profit of $3,588 million, or 53.5% of revenue in the first nine months of 2018, compared to $3,299 million, or 51.6% of revenue in the first nine months of 2017. The increase in the gross profit percentage was driven by lower expenses related to purchase price accounting as well as the continued improvement of our operational performance.

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Operating expenses

The following table presents operating expenses by segment for each of the three and nine month periods ended September 30, 2018 and October 1, 2017:

($ in millions, unless otherwise stated)	Q3 2018		Q3 2017		YTD 2018		YTD 2017
	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	1,014	43.1	968	42.3	3,027	45.1	2,889	45.2
SP	—	—	—	—	—	—	14	11.9
Corporate and Other	33	35.1	79	79.8	97	33.0	159	55.8

Total	1,047	42.8	1,047	43.9	3,124	44.6	3,062	45.0

The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Research and development	433	392	1,297	1,140
Selling, general and administrative	252	292	742	821
Amortization of acquisition-related intangible assets	362	363	1,085	1,101

Operating expenses	1,047	1,047	3,124	3,062

Q3 2018 compared to Q3 2017

Operating expenses in the third quarter of 2018 were at the same level as in the third quarter of 2017, amounting to $1,047 million in both periods, with research and development increasing as a result of increased investments in research and development and higher merger related costs offset by a decrease in selling, general and administrative due to a continued focus on cost control.

YTD 2018 compared to YTD 2017

Operating expenses increased $62 million to $3,124 million in the first nine months of 2018, compared to $3,062 million in the first nine months of 2017. The increase in operating expenses is the result of increased investments in research and development expenses, partially offset by the reduction of the selling, general and administrative costs as well as amortization of acquisition-related intangible assets.

Operating income (loss)

The following table presents operating income (loss) by segment for each of the three and nine month periods ended September 30, 2018 and October 1, 2017:

($ in millions, unless otherwise stated)	Q3 2018			Q3 2017		YTD 2018			YTD 2017
	Operating income (loss)	% of segment revenue		Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue		Operating income (loss)	% of segment revenue
HPMS	240	10.2		235	10.3	561	8.4		410	6.4
SP	—	—		—	—	—	—		31	26.3
Corporate and Other	1,971	n.m.	*)	(72)	(72.7)	1,925	n.m.	*)	1,451	n.m.	*)

Total	2,211	90.4		163	6.8	2,486	35.5		1,892	27.8

*)	not meaningful

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Q3 2018 compared to Q3 2017

Operating income (loss) increased $2,048 million to $2,211 million in the third quarter of 2018, compared to $163 million in the third quarter of 2017. This increase in operating income (loss) is primarily the result of the $2 billion termination compensation and the items discussed above.

YTD 2018 compared to YTD 2017

Operating income (loss) increased $594 million to $2,486 million in the first nine months of 2018, compared to $1,892 million in the first nine months of 2017. The amount in 2018 includes the $2 billion termination compensation in the third quarter of 2018 whereas the amount in 2017 includes the result of the realized gain on the divestment of the SP business of $1,597 million in the first quarter of 2017. The increase in our HPMS segment is the result of the items discussed above.

Financial income (expense)

The following table presents the details of financial income and expenses:

($ in millions, unless otherwise stated)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Interest income	13	8	38	18
Interest expense	(61)	(76)	(197)	(237)

Total interest expense, net	(48)	(68)	(159)	(219)
Foreign exchange rate results	(1)	(8)	(1)	(25)
Extinguishment of debt	—	—	(26)	(41)
Miscellaneous financing costs/income, net	(70)	—	(72)	(2)

Total other financial income (expense)	(71)	(8)	(99)	(68)

Total	(119)	(76)	(258)	(287)

Q3 2018 compared to Q3 2017

Financial income (expense) was an expense of $119 million in the third quarter of 2018, compared to an expense of $76 million in the third quarter of 2017. The increase was the result of one time charges ($60 million) on certain financial instruments for compensation related to an adjustment event required by the termination of the Qualcomm merger agreement and the origination fees ($11 million) related to the $1 billion senior unsecured bridge term credit facility we entered into in the third quarter of 2018, partly offset by a reduction in interest expense, net, due to a repayment of debt at the beginning of the second quarter 2018 resulting in less interest expense, along with higher interest income.

YTD 2018 compared to YTD 2017

Financial income (expense) was an expense of $258 million in the first nine months of 2018, compared to an expense of $287 million in the first nine months of 2017. As a result of repayment of debt in the first quarter of 2017 and the second quarter of 2018, interest expense decreased. In addition, the debt extinguishment cost related to the repayment of debt in the first nine months of 2018 were lower than the debt extinguishment cost related to repayment of debt in the first nine months of 2017, partly offset by one time charges ($60 million) on certain financial instruments for compensation related to an adjustment event required by the termination of the Qualcomm merger agreement and the origination fees ($11 million) related to the $1 billion senior unsecured bridge term credit facility we entered into in the third quarter of 2018.

Benefit (provision) for income taxes

On December 22, 2017, the U.S. government enacted tax legislation that included changes to the taxation of foreign earnings by implementing a dividend exemption system, expansion of the current anti-deferral rules, a minimum tax on low-taxed foreign earnings and new measures to deter base erosion. The tax legislation also included a permanent reduction in the corporate tax rate to 21%, repeal of the corporate alternative minimum tax, expensing of capital investment, and limitation of the deduction for interest expense. Furthermore, as part of the transition to the new tax system, a one-time transition tax was imposed on a U.S. shareholder’s historical undistributed earnings of foreign affiliates (the “Toll Tax”).

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As described in Note 7 Provision for Income Taxes in our Annual Report on Form 20-F for the year ended December 31, 2017, we were able to reasonably estimate certain effects of the tax legislation and, therefore, recorded provisional amounts, including the mandatory repatriation Toll Tax. The Company intends to finalize the accounting for the tax effects of the tax legislation early in the fourth quarter of 2018, we have not made any material measurement period adjustments related to the provisional amounts.

Q3 2018 compared to Q3 2017

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Dutch statutory tax rate and the mix of income and losses in various jurisdictions. Our effective tax rate for the third quarter of 2018 was an expense of 14.9% compared to a benefit of 34.5 % for the third quarter of 2017. The significant change in our effective tax rate was primarily due to the increase in profit before income taxes, as well as the statutory tax rate decrease in the U.S. from 35% to 21% in 2018 and the relative decrease of the benefits from tax incentives.

YTD 2018 compared to YTD 2017

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Dutch statutory tax rate and the mix of income and losses in various jurisdictions. Our effective tax rate for the nine months of 2018 was an expense of 14.2% compared to 9.1% for the first nine months of 2017. The significant change in our effective tax rate was primarily due to the increase in profit before income taxes, as well as the statutory tax rate decrease in the U.S. from 35% to 21% in 2018, and the relative decrease of the benefits from tax incentives and the non-deductible expenses.

Result equity-accounted investees

Q3 2018 compared to Q3 2017

Results related to equity-accounted investees for the third quarter of 2018 included the net gain of $51 million resulting from the sale of ASEN in July 2018.

YTD 2018 compared to YTD 2017

Results related to equity-accounted investees for the first nine months of 2018 included the net gain of $51 million resulting from the sale of ASEN in July 2018. Results related to equity accounted investees for the first nine months of 2017 included the gain resulting from the sale of ASMC in April 2017 ($31 million).

Net income (loss)

The following table presents the composition of net income for the periods reported:

($ in millions, unless otherwise stated)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Operating income (loss)	2,211	163	2,486	1,892
Financial income (expense)	(119)	(76)	(258)	(287)
Benefit (provision) for income taxes	(311)	30	(317)	(146)
Result equity-accounted investees	52	6	58	45

Net income (loss)	1,833	123	1,969	1,504

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Non-controlling interests

Q3 2018 compared to Q3 2017

Non-controlling interests are related to the third-party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $13 million in the third quarter of 2018, compared to $15 million in the third quarter of 2017.

YTD 2018 compared to YTD 2017

Non-controlling interests are related to the third-party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $37 million in the first nine months of 2018, compared to $42 million in the first nine months of 2017.

Employees

As of September 30, 2018, we had 30,200 full-time equivalent employees (as of December 31, 2017: 30,100 full-time equivalent employees). The following table indicates the percentage of full-time equivalent employees per geographic area:

% as of	September 30, 2018	December 31, 2017
Europe and Africa	19	20
Americas	20	20
Greater China	25	24
Asia Pacific	36	36

Total	100	100

Liquidity and Capital Resources

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. At the end of the third quarter of 2018, our cash balance was $1,944 million, a decrease of $1,603 million compared to December 31, 2017. Taking into account the available amount of the Secured Revolving Credit Facility (“RCF Agreement”) of $600 million, we had access to $2,544 million of liquidity as of September 30, 2018.

We currently use cash to fund operations, meet working capital requirements, for capital expenditures and for potential common stock repurchases, dividends and strategic investments. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, RCF Agreement, plus anticipated cash generated from operations) will be adequate to finance our operations, working capital requirements, capital expenditures and potential dividends for at least the next year. Our capital expenditures were $441 million in the first nine months of 2018, compared to $419 million in the first nine months of 2017. On July 25, 2018, the Board of Directors of NXP authorized the repurchase of an additional $5 billion of the Company’s stock. Under the program, the Company may purchase its common stock from time to time in the open market or in privately negotiated transactions. The amount and timing of the purchases will depend on a number of factors including the price and availability of shares of common stock, trading volume and general market conditions. During the nine-month period ended September 30, 2018, we repurchased $4,613 million, or 49.3 million shares of our common stock pursuant to our share buyback program at a weighted average price of $93.54 per share.

On September 10, 2018, NXP announced the initiation of a Quarterly Dividend Program under which the company will pay a regular quarterly cash dividend, starting with the initial interim dividend for the third quarter of 2018 of $0.25 per ordinary share. The interim dividend was paid on October 5, 2018 to shareholders of record on September 25, 2018. During October 2018, the Board of Directors of NXP authorized the additional repurchase of approximately 15 million shares, up to the full 20 percent as approved by shareholders at the June 22, 2018 Annual General Meeting. The extended authorization, effective November 1, 2018 is above the $5 billion share repurchase program announced on July 26, 2018.

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Our total debt amounted to $6,356 million as of September 30, 2018, a decrease of $209 million compared to December 31, 2017 ($6,565 million). On April 2, 2018, we fully redeemed the $500 million of outstanding principal amount of our 5.75% Senior Notes due 2023 using available surplus cash. Additionally, on April 9, 2018, we fully redeemed the $750 million of outstanding principal amount of our 3.75% Senior Notes due 2018 using available surplus cash. On September 19, 2018 we entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion of term loans (the “Term Loans”) were borrowed.

At September 30, 2018 our cash balance was $1,944 million of which $132 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the second quarter of 2018, a dividend of $139 million (2017: $228 million) has been declared by SSMC and was distributed subsequent to the end of the second quarter, with 38.8% being paid to our joint venture partner.

Cash flows

Our cash and cash equivalents during the first nine months of 2018 decreased by $1,595 million (excluding the effect of changes in exchange rates on our cash position of $8 million) as follows:

($ in millions, unless otherwise stated)	YTD 2018	YTD 2017
Net cash provided by (used for) operating activities	3,638	1,709
Net cash provided by (used for) investing activities	(348)	2,207
Net cash provided by (used for) financing activities	(4,885)	(2,763)

Net cash increase (decrease) in cash and cash equivalents	(1,595)	1,153

During the nine months ended September 30, 2018, cash generated by operating activities of $3,638 million was primarily the result of $1,969 million of net income, non-cash adjustments to net income of $1,557 million and an increase in the net change in operating assets and liabilities of $99 million. Cash used in investing activities of $348 million during the nine months ended September 30, 2018 consisted primarily of cash used to acquire property, plant and equipment of $441 million, cash used to purchase interests in a business of $18 million and cash used to acquire intangible assets of $46 million, offset by cash proceeds from the sale of 40% of our equity interest in ASEN of $127 million and the sale of 24% of our equity interest in WeEn of $32 million. Cash used in financing activities of $4,885 million during the nine months ended September 30, 2018 consisted primarily of cash used to repurchase common stock of $4,582 million in addition to cash used to repurchase long-term debt of $1,273 million, offset by net borrowings of short-term debt of $1,000 million.

During the nine months ended October 1, 2017, cash generated by operating activities of $1,709 million was primarily the result of $1,504 million of net income, an increase in the net change in operating assets and liabilities of $102 million and non-cash adjustments to net income of $85 million. Cash provided from investing activities of $2,207 million during the nine months ended October 1, 2017 consisted primarily of cash proceeds from the sale of our SP business of $2,614 million and cash proceeds from the sale of our shares in Advanced Semiconductor Manufacturing Corporation Ltd of $54 million, offset by cash used to acquire property, plant and equipment of $419 million and cash used to acquire intangible assets of $56 million. Cash used in financing activities of $2,763 million during the nine months ended October 1, 2017 consisted of the use of cash that was primarily generated from the sale of our SP business to repurchase long-term debt of $2,728 million in addition to cash used to purchase treasury shares of $38 million, dividends paid to non-controlling entities of $89 million and the payment of debt principal of $12 million, offset by the proceeds from the exercise of stock options of $104 million.

[-11]

YTD 2018 Financing Activities

2019 Term Loans

On September 19, 2018, NXP B.V., together with NXP Funding LLC, entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion of term loans (the “Term Loans”) were borrowed. The Term Loans mature 364 days following the closing date of September 19, 2018 and bear interest at a LIBOR rate plus an applicable margin of 1.5 percent. NXP used the net proceeds of the Term Loans for general corporate purposed as well as to finance parts of the announced equity buy-back program.

2023 Senior Notes

On March 2, 2018, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Notes due 2023 (the “Notes”) $500 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

2018 Senior Notes

On March 8, 2018, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay to holders of its 3.75% Senior Notes due 2018 (the “Notes”) $750 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

YTD 2017 Financing Activities

2017 and 2020 Term Loans

On February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. The repayment occurred in February 2017 with the funds for these repayments coming from the proceeds of the divestment of the SP business.

2021 Senior Unsecured Notes

On February 7, 2017, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Unsecured Notes due 2021 (the “Notes”) $500 million of the outstanding aggregate principal amount of these Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in March 2017 and the funds for this redemption came from available surplus cash.

Contractual Obligations

During the first nine months of 2018, our contractual obligations decreased by $173  million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the third quarter of 2018, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

[-12]

Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Revenue	2,445	2,387	7,004	6,800
Cost of revenue	(1,189)	(1,172)	(3,396)	(3,423)

Gross profit	1,256	1,215	3,608	3,377

Research and development	(433)	(392)	(1,297)	(1,140)
Selling, general and administrative	(252)	(292)	(742)	(821)
Amortization of acquisition-related intangible assets	(362)	(363)	(1,085)	(1,101)
Other income (expense)	2,002	(5)	2,002	1,577

Operating income (loss)	2,211	163	2,486	1,892

Financial income (expense):
Extinguishment of debt	—	—	(26)	(41)
Other financial income (expense)	(119)	(76)	(232)	(246)

Income (loss) before income taxes	2,092	87	2,228	1,605

Benefit (provision) for income taxes	(311)	30	(317)	(146)
Results relating to equity-accounted investees	52	6	58	45

Net income (loss)	1,833	123	1,969	1,504

Less: Net income (loss) attributable to non-controlling Interests	13	15	37	42

Net income (loss) attributable to stockholders	1,820	108	1,932	1,462

Earnings per share data:
Net income (loss) per common share attributable to Stockholders in $
- Basic	5.64	0.32	5.74	4.33
- Diluted	5.60	0.31	5.69	4.24

Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	322,533	338,586	336,771	337,503
- Diluted	325,267	346,152	339,791	345,213

Cash dividends declared per share	0.25	—	0.25	—

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-13]

Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Net income (loss)	1,833	123	1,969	1,504
Other comprehensive income (loss), net of tax:
Change in fair value cash flow hedges	—	5	(16)	11
Change in foreign currency translation adjustment	8	26	(33)	136
Change in net actuarial gain (loss)	(2)	(4)	(5)	(3)
Change in unrealized gains/losses available-for-sale securities	—	(6)	3	2

Total other comprehensive income (loss)	6	21	(51)	146

Total comprehensive income (loss)	1,839	144	1,918	1,650

Less: Comprehensive income (loss) attributable to non-controlling interests	13	15	37	42

Total comprehensive income (loss) attributable to stockholders	1,826	129	1,881	1,608

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-14]

Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	1,944	3,547
Accounts receivable, net	845	879
Inventories, net	1,284	1,236
Other current assets	330	382

Total current assets	4,403	6,044

Non-current assets:
Other non-current assets	632	981
Property, plant and equipment, net of accumulated depreciation of $3,188 and $2,875	2,394	2,295
Identified intangible assets, net of accumulated amortization of $4,545 and $3,472	4,762	5,863
Goodwill	8,865	8,866

Total non-current assets	16,653	18,005

Total assets	21,056	24,049

Liabilities and equity
Current liabilities:
Accounts payable	949	1,146
Restructuring liabilities-current	62	74
Accrued liabilities	1,583	747
Short-term debt	1,002	751

Total current liabilities	3,596	2,718
Non-current liabilities:
Long-term debt	5,354	5,814
Restructuring liabilities	9	15
Deferred tax liabilities	502	701
Other non-current liabilities	790	1,085

Total non-current liabilities	6,655	7,615
Equity:
Non-controlling interests	172	189
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,754,500 shares (2017: 645,754,500 shares)
- issued: none
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2017: 430,503,000 shares)
- Issued and fully paid: 346,002,862 shares (2017: 346,002,862 shares)	71	71
Capital in excess of par value	16,181	15,960
Treasury shares, at cost:
- 50,501,103 shares (2017: 3,078,470 shares)	(4,749)	(342)
Accumulated other comprehensive income (loss)	126	177
Accumulated deficit	(996)	(2,339)

Total Stockholders’ equity	10,633	13,527

Total equity	10,805	13,716

Total liabilities and equity	21,056	24,049

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-15]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Cash flows from operating activities:
Net income (loss)	1,833	123	1,969	1,504
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	497	537	1,484	1,631
Share-based compensation	83	68	221	203
Amortization of discount on debt	10	10	31	30
Amortization of debt issuance costs	2	3	7	9
Net (gain) loss on sale of assets	—	—	—	(1,611)
Loss on extinguishment of debt	—	—	26	41
Results relating to equity-accounted investees	(52)	(6)	(53)	(14)
Changes in deferred taxes	(50)	(109)	(159)	(204)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(31)	3	136	56
(Increase) decrease in inventories	42	(24)	(70)	(89)
Increase (decrease) in accounts payable and accrued liabilities	310	36	59	143
Decrease (increase) in other non-current assets	(36)	(5)	(26)	(8)
Exchange differences	1	8	1	25
Other items	6	(1)	12	(7)

Net cash provided by (used for) operating activities	2,615	643	3,638	1,709

Cash flows from investing activities:
Purchase of identified intangible assets	(18)	(16)	(46)	(56)
Capital expenditures on property, plant and equipment	(156)	(162)	(441)	(419)
Proceeds from disposals of property, plant and equipment	1	1	1	1
Purchase of interests in businesses, net of cash acquired	—	—	(18)	—
Proceeds from sale of interests in businesses	127	14	159	2,682
Proceeds from return of equity investment	4	—	4	—
Purchase of available-for-sale securities	—	—	(7)	—

Other	—	—	—	(1)

Net cash provided by (used for) investing activities	(42)	(163)	(348)	2,207

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	1,000	—	1,000	—
Repurchase of long-term debt	—	—	(1,273)	(2,728)
Principal payments on long-term debt	—	(4)	(1)	(12)
Cash paid for debt issuance costs	(11)	—	(11)	—
Dividends paid to non-controlling interests	(54)	(89)	(54)	(89)
Cash proceeds from exercise of stock options	6	36	36	104
Purchase of treasury shares and restricted stock unit withholdings	(4,550)	(2)	(4,582)	(38)

Net cash provided by (used for) financing activities	(3,609)	(59)	(4,885)	(2,763)

Effect of changes in exchange rates on cash positions	(1)	2	(8)	18

Increase (decrease) in cash and cash equivalents	(1,037)	423	(1,603)	1,171
Cash and cash equivalents at beginning of period	2,981	2,642	3,547	1,894

Cash and cash equivalents at end of period	1,944	3,065	1,944	3,065

[-16]

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Supplemental disclosures to the condensed consolidated cash flows

Net cash paid during the period for:
Interest	7	27	103	164
Income taxes	80	114	127	289

Non-cash adjustment related to the adoption of ASC 606:
Receivables and other current assets	—	—	(36)	—
Inventories	—	—	22	—

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-17]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2017	342,924	71	15,960	(342)	177	(2,339)	13,527	189	13,716

Cumulative effect of accounting changes					3	8	11		11
Net income (loss)						1,932	1,932	37	1,969
Other comprehensive income					(54)		(54)		(54)
Share-based compensation plans			221				221		221
Treasury shares	(49,320)			(4,613)			(4,613)		(4,613)
Shares issued pursuant to stock awards	1,898			206		(170)	36		36
Tax on repurchased shares						(353)	(353)		(353)
Dividends						(74)	(74)	(54)	(128)

Balance as of September 30, 2018	295,502	71	16,181	(4,749)	126	(996)	10,633	172	10,805

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-18]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on Form 20-F for the year ended December 31, 2017.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2017.

On February 20, 2018, NXP entered into an amendment (the “Purchase Agreement Amendment”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated. On April 19, 2018, Buyer and NXP entered into Amendment No. 2 (“Amendment No. 2”) to the Purchase Agreement. Under the terms of Amendment No. 2, the End Date (as defined in the Purchase Agreement), which is the date that, subject to the terms of the Purchase Agreement, either Buyer or NXP would have the right to terminate the Purchase Agreement if the Offer has not been consummated on or before such date, has been extended until July 25, 2018. Amendment No. 2 also provides that, in addition to its existing rights, NXP will be entitled to receive the $2 billion Buyer Termination Compensation (as defined in the Purchase Agreement) (a) if the Purchase Agreement is terminated in accordance with its terms for any reason (subject to certain exceptions) and, at the time of any such termination, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received, or (b) at any time after 11:59 p.m., New York City time, on July 25, 2018 if, at such time, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received. In the event that NXP has received the Buyer Termination Compensation pursuant to clause (b) in the previous sentence, Buyer will be entitled to terminate the Purchase Agreement. Furthermore, Buyer and NXP have agreed to amend certain of the restrictions set forth in the Purchase Agreement related to the conduct and operations of NXP and its subsidiaries prior to the earlier of the termination of the Purchase Agreement and the closing of the Offer, including with respect to NXP’s ability to undertake acquisitions and settle litigation. On July 26, 2018, NXP received notice from Qualcomm Incorporated that Qualcomm had terminated, effective immediately, the Purchase Agreement following the inability to obtain the required approval for the transaction from the State Administration for Market Regulation (SAMR) of the People’s Republic of China prior to the End Date. On July 26, 2018, NXP received the aforementioned $2 billion Buyer Termination Compensation. On July 26, 2018, subsequent to the termination of the Purchase Agreement, the Board of Directors of NXP authorized the repurchase of an additional $5 billion of the Company’s stock. Under the program, the Company may purchase its common stock from time to time in the open market or in privately negotiated transactions. The amount and timing of the purchases will depend on a number of factors including the price and availability of shares of common stock, trading volume and general market conditions. At of the close of the third quarter of 2018, we have repurchased 49.3 million shares, for a total of approximately $4.6 billion.

On June 14, 2016, NXP announced an agreement to divest its Standard Products business (SP) to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.6 billion in cash proceeds, net of cash divested. For a further discussion, see Note 3 “Acquisitions and Divestments”.

[-19]

2 Significant Accounting Policies and Recent Accounting Pronouncements

Significant Accounting Policies

Except for the changes below, no material changes have been made to the Company’s significant accounting policies disclosed in Note 2 Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2017. The accounting policy information below is to aid in the understanding of the financial information disclosed.

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (Topic 606), effective on January 1, 2018. As a result of this adoption and the required disclosures, the Company revised its accounting policy for revenue recognition as stated below.

Revenue Recognition

The Company recognizes revenue under the core principle to depict the transfer of control to customers in an amount reflecting the consideration the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The vast majority of the Company’s revenue is derived from the sale of semiconductor products to distributors, Original Equipment Manufacturers (“OEMs”) and similar customers. The Company considers customer purchase orders, which are sometimes governed by master sales agreements, to be the contract with a customer. When sales are to a distributor, the Company has concluded that its contracts are primarily with the distributor because the Company holds a contract bearing enforceable rights and obligations primarily with the distributor. As part of identifying the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the consideration to which the Company expects to be entitled. Variable consideration is estimated, and this estimate is not constrained because the Company has extensive experience with these contracts. The Company’s standard payment terms are those that are customary in the geographic market and are less than one year. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipment. In determining whether control has transferred, the Company considers if there is a present right to payment and legal title, and whether risks and rewards of ownership having transferred to the customer.

As allowed by ASC 606, the Company does not disclose the value of unsatisfied performance obligations for contracts, as substantially all contracts have an original expected length of one year or less. The nature of these performance obligations relates to contracts with products that have no alternative use and an enforceable right to payment for performance completed to date. The Company expenses sales commissions when incurred because the amortization period would have been one year or less.

For sales to distributors, revenue is recognized upon transfer of control to the distributor. For some distributors, contractual arrangements are in place which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which a return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. These return rights are a form of variable consideration and are estimated using the most likely method based on historical return rates in order to reduce revenues recognized. However, long notice periods associated with these announcements prevent significant amounts of product from being returned. For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales of this type to distributors is actually returned. Repurchase agreements with OEMs or distributors are not entered into by the Company.

[-20]

Sales to most distributors are made under programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities. These programs may include credits granted to distributors, or allow distributors to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. In determining the transaction price, the Company considers the price adjustments from these programs to be variable consideration that reduce the amount of revenue recognized. The Company’s policy is to estimate such price adjustments using the most likely method based on rolling historical experience rates, as well as a prospective view of products and pricing in the distribution channel for distributors who participate in our volume rebate incentive program. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and inventory levels. The estimates are also adjusted when recent historical data does not represent anticipated future activity. Historically, actual price adjustments for these programs relative to those estimated have not materially differed.

Accounting standards adopted in 2018

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as modified by subsequently issued ASUs, which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The Company adopted this standard on January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Comparative information for prior periods has not been restated and continues to be reported under the accounting standards in effect for those periods. The cumulative effect of initially applying the new standard, excluding the impact of taxes, was an increase of $14 million to the opening balance of retained earnings, driven from the acceleration of revenue recognition for contracts with products that have no alternative use and an enforceable right to payment for performance completed to date. We expect the impact of the adoption to be immaterial to our net income on an ongoing basis.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash flow, and other Topics. ASU 2016-15 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 introduces a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as a business. ASU 2017-01 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In March 2017, the FASB issued ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“net benefit cost”). The ASU requires that the service cost component be presented separately from the other components of net benefit cost. Services costs should be presented with other employee compensation costs within operations or capitalized in inventory or other assets in accordance to the company’s accounting policies. The other components of net benefit costs should be presented separately outside of a subtotal of income from operations, if one is presented. ASU 2017-07 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

[-21]

Recently issued accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases, and ASU 2018-11, Leases (Topic 842): Targeted Improvements. ASU 2018-11 clarifies narrow aspects of Topic 842 and is not expected to have a significant effect on entities applying Topic 842. ASU 2018-11 provides entities with an additional transition method to adopt the new leases standard. Under the new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The new standard will be effective for us on January 1, 2019, and the Company will apply the new transition method in ASU 2018-11. The Company is currently planning to elect the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs and is evaluating other practical expedients available under the guidance. While the Company continues to assess all potential impacts of the standard, it currently believes the most significant impact relates to recording lease assets and related liabilities on the balance sheet.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Instead, the one step quantitative impairment test calculates goodwill impairment as the excess of the carrying value of a reporting unit over its fair value, up to the carrying value of the goodwill. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The ASU should be applied on a prospective basis. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvement to Accounting for Hedging Activities. ASU 2017-12 simplifies certain aspects of hedge accounting and improves disclosures of hedging arrangements through the elimination of the requirement to separately measure and report hedge ineffectiveness. The ASU generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. Entities must apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements must be applied prospectively. ASU 2017-12 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In August 2018, the FASB issued 2018-13, Fair Value measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes certain disclosure requirements, including the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. ASU 2018-13 also adds disclosure requirements, including changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2019, with early adoption permitted. The amendments on changes in unrealized gains and losses, and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company does not expect the adoption of this guidance to have a material impact on our financial statement disclosures.

In August 2018, the FASB issued 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. ASU 2018-14 removes

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disclosures that no longer are considered cost beneficial, clarifies the specific requirements of disclosures, and adds disclosure requirements identified as relevant. ASU 2018-14 should be applied on a retrospective basis to all periods presented and is effective for annual reporting periods beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial statement disclosures.

In August 2018, the FASB issued 2018-15, Intangibles –Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 requires a customer in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. Therefore, a customer in a hosting arrangement that is a service contract determines which project stage an implementation activity relates to. Costs for implementation activities in the application development stage are capitalized depending on the nature of the costs, while costs incurred during the preliminary project and post-implementation stages are expensed as the activities are performed. ASU 2018-15 also requires the customer to expense the capitalized implementation costs over the term of the hosting arrangement, and to apply the existing impairment guidance in Subtopic 350-40 to the capitalized implementation costs as if the costs were long-lived assets. ASU 2018-15 can be applied either retrospectively or prospectively and is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

3 Acquisitions and Divestments

There were no material acquisitions during the first nine months of 2018 and 2017.

In July 10, 2018, NXP completed the sale of its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd., receiving $127 million in cash proceeds. The net gain realized on the sale of $51 million is included in the Statement of Operations in the line item “Results relating to equity-accounted investees”.

On April 19, 2017, we sold our shares in Advanced Semiconductor Manufacturing Corporation Ltd. (ASMC), representing a 27.47 percent ownership, for a total consideration of $54 million. The gain on the sale of $31 million is included in the Statement of Operations in the line item “Results relating to equity-accounted investees”.

On February 6, 2017, we divested our Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”), receiving $2.6 billion in cash proceeds, net of cash divested. Prior to February 6, 2017, the results of the SP business were included in the reportable segment SP.

The gain on the sale of $1,597 million is included in the Statement of Operations in the line item “Other income (expense)” and is composed of the following:

Total cash consideration	2,750
Assets held for sale	(1,117)
Cash divested	(138)
Liabilities held for sale	199
Other adjustments	(69)
Transaction costs	(28)

Gain		1,597

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4 Identified Intangible Assets

Identified intangible assets as of September 30, 2018 and December 31, 2017 respectively were composed of the following:

	September 30, 2018		December 31, 2017
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	474	—	687	—
Marketing-related	81	(46)	82	(34)
Customer-related	1,154	(477)	1,155	(437)
Technology-based	7,531	(3,966)	7,303	(2,907)

	9,240	(4,489)	9,227	(3,378)
Software	67	(56)	108	(94)

Identified intangible assets	9,307	(4,545)	9,335	(3,472)

1)	IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2018 (remaining)	374
2019	1,510
2020	1,267
2021	465
2022	420

All intangible assets, excluding IPR&D and goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 5 years as of September 30, 2018 (December 31, 2017: 5 years).

5 Supplemental Financial Information

Statement of Operations Information:

Disaggregation of revenue

The following table presents revenue disaggregated by sales channel:

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 1) 2017	September 30, 2018	October 1, 1) 2017
Distributors	1,270	1,280	3,595	3,412
Original Equipment Manufacturers and Electronic Manufacturing Services	1,081	1,008	3,115	3,103
Other 2)	94	99	294	285

Total	2,445	2,387	7,004	6,800

1)	As noted above, prior period amounts have not been adjusted for the impact of adopting ASC 606 under the modified retrospective method.
2)	Represents revenues in Corporate and Other for other services.

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Depreciation, amortization and impairment

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Depreciation of property, plant and equipment	119	157	354	466
Amortization of internal use software	2	6	6	16
Amortization of other identified intangible assets	376	374	1,124	1,149

Total	497	537	1,484	1,631

Financial income and expense

($ in millions, unless otherwise stated)	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Interest income	13	8	38	18
Interest expense	(61)	(76)	(197)	(237)

Total interest expense, net	(48)	(68)	(159)	(219)
Foreign exchange rate results	(1)	(8)	(1)	(25)
Extinguishment of debt	—	—	(26)	(41)
Miscellaneous financing costs/income, net	(70)	—	(72)	(2)

Total other financial income (expense)	(71)	(8)	(99)	(68)

Total	(119)	(76)	(258)	(287)

Share-based Compensation

On July 26, 2018, the Company granted PSU awards to certain executives of the Company with a performance measure of Relative Total Shareholder Return (“Relative TSR”). Each PSU, which cliff vests on the third anniversary of the date of grant, entitles the grant recipient to receive from 0 to 2 common shares for each of the target units awarded based on the Relative TSR of the Company’s share price as compared to a set of peer companies. The Company estimates the fair value of the PSUs using a Monte Carlo valuation model, utilizing assumptions underlying the Black-Scholes methodology. The grant date fair value was $121.37 per PSU. The fair value of the PSUs are recognized as compensation cost over the service period of 3 years.

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Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

($ in millions, unless otherwise stated)	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Net income (loss)	1,833	123	1,969	1,504
Less: net income (loss) attributable to non-controlling interests	13	15	37	42

Net income (loss) attributable to stockholders	1,820	108	1,932	1,462
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	322,533	338,586	336,771	337,503
Plus incremental shares from assumed conversion of:
Options 1)	1,001	4,688	1,290	5,149
Restricted Share Units, Performance Share Units and Equity Rights 2)	1,733	2,878	1,730	2,561
Warrants 3)	—	—	—	—

Dilutive potential common share	2,734	7,566	3,020	7,710

Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	325,267	346,152	339,791	345,213

EPS attributable to stockholders in $:
Basic net income (loss)	5.64	0.32	5.74	4.33
Diluted net income (loss)	5.60	0.31	5.69	4.24

1)

Stock options to purchase up to 0.3 million shares of NXP’s common stock that were outstanding in Q3 2018 (Q3 2017: 0.1 million shares) and stock options to purchase up to 0.1 million shares of NXP’s common stock that were outstanding YTD 2018 (YTD 2017: 0.4 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.

2)

Unvested RSU’s, PSU’s and equity rights of 1.3 million shares that were outstanding in Q3 2018 (Q3 2017: 0.3 million shares) and unvested RSU’s, PSU’s and equity rights of 0.6 million shares that were outstanding YTD 2018 (YTD 2017: 0.3 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met yet.

3)

Warrants to purchase up to 11.2 million shares of NXP’s common stock at a price of $132.9644 per share were outstanding in Q3 and YTD 2018 (Q3 and YTD 2017: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of Q3 and YTD 2018 and Q3 and YTD 2017, the warrants were not included in the computation of diluted EPS because the warrants exercise price was greater than the average fair market value of the common shares.

Balance Sheet Information

Cash and cash equivalents

At September 30, 2018 and December 31, 2017, our cash balance was $1,944 million and $3,547 million, respectively, of which $132 million and $250 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the second quarter of 2018, a dividend of $139 million (2017: $228 million) has been declared by SSMC and was distributed subsequent to the end of the second quarter, with 38.8% being paid to our joint venture partner.

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Inventories

Inventories are summarized as follows:

	September 30, 2018	December 31, 2017
Raw materials	78	62
Work in process	953	901
Finished goods	253	273

	1,284	1,236

The portion of finished goods stored at customer locations under consignment amounted to $59 million as of September 30, 2018 (December 31, 2017: $69 million).

The amounts recorded above are net of allowance for obsolescence of $105 million as of September 30, 2018 (December 31, 2017: $107 million).

Dividends

On September 10, 2018, the Company announced the initiation of a Quarterly Dividend Program under which the company will pay a regular quarterly cash dividend, starting with the initial interim dividend for the third quarter of 2018 of $0.25 per ordinary share, payable on October 5, 2018 to shareholders of record as of the close of business on September 25, 2018. The dividend payable of $74 million is included in accrued liabilities and charged to retained earnings.

Share repurchases

Under Dutch tax law, the repurchase of a company’s shares by an entity domiciled in the Netherlands results in taxable event. The liability for the tax on the repurchased shares is that of the shareholders, with NXP making the payment on the shareholders’ behalf. As such, the tax on the repurchased shares is accounted for within stockholders’ equity.

During October 2018, the Board of Directors of NXP authorized the additional repurchase of approximately 15 million shares, up to the full 20 percent as approved by shareholders at the June 22, 2018 Annual General Meeting. The extended authorization, effective November 1, 2018 is above the $5 billion share repurchase program announced on July 26, 2018.

Accumulated other comprehensive income (loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gains/losses available-for sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2017	269	8	(97)	(3)	177
Other comprehensive income (loss) before reclassifications	(33)	(9)	(6)	—	(48)
Amounts reclassified out of accumulated other comprehensive income (loss)	—	(12)	—	3	(9)
Tax effects	—	5	1	—	6

Other comprehensive income (loss)	(33)	(16)	(5)	3	(51)

As of September 30, 2018	236	(8)	(102)	—	126

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6 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		September 30, 2018		December 31, 2017
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedge	3	67	67	301	301
Other financial assets	2	35	35	29	29
Derivative instruments – assets	2	2	2	10	10

Liabilities:
Short-term debt	2	(2)	(2)	(2)	(2)
Short-term debt (bonds)	2	(1,000)	(1,000)	(749)	(755)
Long-term debt (bonds)	2	(4,235)	(4,257)	(4,728)	(4,879)
2019 Cash Convertible Senior Notes	2	(1,093)	(1,200)	(1,059)	(1,418)
Other long-term debt	2	(26)	(26)	(27)	(27)
Notes Embedded Conversion Derivative	3	(67)	(67)	(301)	(301)
Derivative instruments – liabilities	2	(11)	(11)	—	—

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges and Notes Embedded Conversion Derivative

At September 30, 2018, the Notes hedges and the Notes Embedded Conversion Derivative are measured at fair value using level 3 inputs. The instruments are not actively traded and are valued at the measurement date using an option pricing model that uses observable inputs for the share price of NXP’s common stock, risk-free interest rate, dividend yield and the term, in combination with a significant unobservable input for volatility. Volatility has historically been determined by a hypothetical marketplace. During the second quarter of 2017, an adjustment was made to this factor where we utilized the hypothetical marketplace and also considered the implied volatility in actively traded call options with a similar term. Subsequent to the termination of the Qualcomm purchase agreement, we returned to determining volatility by utilizing a hypothetical marketplace. The volatility factor utilized at September 30, 2018 was 31.5% and at December 31, 2017 the volatility factor utilized was 29.0%. The change in the fair value of the Notes hedges and Notes Embedded Conversion Derivative was solely the gain and loss, respectively for each instrument that was recognized.

Debt

The fair value is estimated on the basis of observable inputs other than quoted market prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable securities and non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

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7 Debt

Short-term debt

	September 30, 2018	December 31, 2017
Short-term bank borrowings	—	—
Current portion of long-term debt (*)	1,002	751

Total	1,002	751

(*)	Net of adjustment for debt issuance costs.

Long-term debt

The following table summarizes the outstanding long-term debt as of September 30, 2018 and December 31, 2017:

		September 30, 2018		December 31, 2017
	Maturities	Amount	Effective rate	Amount	Effective rate
Fixed-rate 3.75% senior unsecured notes	Jun, 2018	—	—	750	3.750
Fixed-rate 4.125% senior unsecured notes	Jun, 2020	600	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	1,350	4.125
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	1,000	3.875
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 5.75% senior unsecured notes	Mar, 2023	—	—	500	5.750
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	900	4.625
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate Term Loans	Sep, 2019	1,000	3.668	—	—
Floating-rate revolving credit facility	Dec, 2020	—	—	—	—

Total principal		6,400		6,650
Liabilities arising from capital lease transactions		28		29
Unamortized discounts, premiums and debt issuance costs		(19)		(28)
Fair value of embedded cash conversion option		(53)		(86)

Total debt, including unamortized discounts, premiums, debt issuance costs and fair value adjustments		6,356		6,565
Current portion of long-term debt		(1,002)		(751)

Long-term debt		5,354		5,814

YTD 2018 Financing Activities

2019 Term Loans

On September 19, 2018, NXP B.V., together with NXP Funding LLC, entered into a $1 billion senior unsecured bridge term credit facility agreement under which an aggregate principal amount of $1 billion of term loans (the “Term Loans”) were borrowed. The Term Loans mature 364 days following the closing date of September 19, 2018 and bear interest at a LIBOR rate plus an applicable margin of 1.5 percent. NXP used the net proceeds of the Term Loans for general corporate purposed as well as to finance parts of the announced equity buy-back program.

2023 Senior Notes

On March 2, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Notes due 2023 (the “Notes”) $500 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

2018 Senior Notes

On March 8, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 3.75% Senior Notes due 2018 (the “Notes”) $750 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

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Certain terms and Covenants of the notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The Company was in compliance with all such indentures and financing covenants as of September 30, 2018.

No portion of long-term and short-term debt as of September 30, 2018 and December 31, 2017 has been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

8 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Some of these claims may possibly be recovered from insurance reimbursements. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our Consolidated Statement of Operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated.

Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of $102 million accrued for potential and current legal proceedings pending as of September 30, 2018, compared to $104 million accrued at December 31, 2017. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. As of September 30, 2018, the Company’s balance related to insurance reimbursements was $61 million (December 31, 2017: $61 million) and is included in “Other current assets” and “Other non-current assets”.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at September 30, 2018, the Company believes that for all litigation pending its potential aggregate exposure to loss in excess of the amount accrued (without reduction for any amounts that may possibly be recovered under insurance programs) could range between $0 and $302 million. Based upon our past experience with these matters, the Company would expect to receive insurance reimbursement on certain of these claims that would offset the potential maximum exposure of up to $227 million.

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004, and is defending one suit related to semiconductor operations that occurred prior to NXP’s separation from Philips. The multi-plaintiff Motorola lawsuits are pending in Cook County, Illinois, and the legacy NXP suit is pending in Santa Fe, New Mexico. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 47 individuals. The eight Motorola suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. In the Motorola suits, a portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has potential insurance coverage for many of the years indicated

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above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases. Motorola and NXP have denied liability for these alleged injuries based on numerous defenses.

9 Related-Party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees and, up to July 26, 2018, Qualcomm Incorporated. As of the divestment of the SP business on February 7, 2017, the newly formed Nexperia has become a related party.

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and other income and purchase of goods and services incurred in transactions with these related parties:

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Revenue and other income	26	26	105	77
Purchase of goods and services	25	33	77	96

The following table presents the amounts related to receivable and payable balances with these related parties:

	September 30, 2018	December 31, 2017
Receivables	28	54
Payables and accruals	50	77

As part of the divestment of the SP business, we entered into a lease commitment to Nexperia in the amount of $31 million and committed $50 million to an investment fund affiliated with Nexperia’s owners.

10 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate.

The following table presents the changes in restructuring liabilities in 2018, by segment:

	Balance January 1, 2018	Additions	Utilized	Released	Other changes	Balance September 30, 2018
HPMS	86	4	(19)	—	(3)	68
Corporate and Other	3	—	—	—	—	3

	89	4	(19)	—	(3)	71

The total restructuring liability as of September 30, 2018 of $71 million is classified in the consolidated balance sheet under current liabilities ($62 million) and non-current liabilities ($9 million).

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The components of the restructuring charges recognized in the consolidated statements of operations, for each of the three and nine month periods ended September 30, 2018 and October 1, 2017 are as follows:

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Personnel lay-off costs	4	—	4	7
Other exit costs	1	7	1	10
Release of provisions/accruals	—	—	—	(16)

Net restructuring charges	5	7	5	1

These restructuring charges, for the periods indicated, are included in the following line items in the consolidated statement of operations:

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Cost of revenue	—	1	—	3
Selling, general and administrative	5	5	6	9
Research and development	—	1	—	(11)
Other income (expense)	—	—	(1)	—

Net restructuring charges	5	7	5	1

11 Benefit/Provision for Income Taxes

Benefit/provision for income taxes:

	For the three months ended		For the nine months ended
	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
Tax expense (benefit)	311	(30)	317	146
Effective tax rate	14.9%	(34.5)%	14.2%	9.1%

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Dutch statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first nine months of 2018 was a tax expense of 14.2% compared with a tax expense of 9.1% for the first nine months of 2017. The 2018 effective tax rate was higher than 2017 mostly due to the increase in profit before income taxes, as well as the statutory tax rate decrease in the U.S. from 35% to 21% in 2018, the effects relating to benefits from tax incentives and to non-deductible expenses.

The Company benefits from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2026. The impact of this tax holiday decreased foreign taxes by $5 million and $6 million for the third quarter of 2018 and the third quarter of 2017, respectively (YTD 2018: decrease of $15 million and YTD 2017: decrease of $17 million). The benefit of this tax holiday on net income per share (diluted) was $0.02 for the third quarter of 2018 (YTD 2018: $0.04) and $0.02 for the third quarter of 2017 (YTD 2017: $0.05).

On December 22, 2017, the U.S. government enacted tax legislation that included changes to the taxation of foreign earnings by implementing a dividend exemption system, expansion of the current anti-deferral rules, a minimum tax on low-taxed foreign earnings and new measures to deter base erosion. The tax legislation also included a permanent reduction in the corporate tax rate to 21%, repeal of the corporate alternative minimum tax, expensing of capital investment, and limitation of the deduction for interest expense. Furthermore, as part of the transition to the new tax system, a one-time transition tax was imposed on a U.S. shareholder’s historical undistributed earnings of foreign affiliates (the “Toll Tax”).

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As described in Note 7 Provision for Income Taxes in our Annual Report on Form 20-F for the year ended December 31, 2017, we were able to reasonably estimate certain effects of the tax legislation and, therefore, recorded provisional amounts, including the mandatory repatriation Toll Tax. The Company intends to finalize the accounting for the tax effects of the tax legislation early in the fourth quarter of 2018, we have not made any material measurement period adjustments related to the provisional amounts.

12 Segment Information

Prior to February 6, 2017, NXP was organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offered standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure operating segments into one reportable segment, HPMS, and prior to February 6, 2017, the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

Revenue and operating income (loss)

	For the three months ended		For the nine months ended
Revenue	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
HPMS	2,351	2,288	6,710	6,397
SP	—	—	—	118
Corporate and Other 1)	94	99	294	285

	2,445	2,387	7,004	6,800

	For the three months ended		For the nine months ended
Operating income (loss)	September 30, 2018	October 1, 2017	September 30, 2018	October 1, 2017
HPMS	240	235	561	410
SP	—	—	—	31
Corporate and Other 1)	1,971	(72)	1,925	1,451

	2,211	163	2,486	1,892

1)

Corporate and Other is not a reporting segment under ASC 280 “Segment Reporting”. Corporate and Other includes revenue related to manufacturing operations, unallocated expenses not related to any specific business segment and corporate restructuring charges. The 2018 break-up fee of $2 billion is included in the operating income of Corporate and Other, whereas in 2017 Corporate and Other includes the gain on the sale of the divestment of SP business.

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